EXHIBIT 99.6



FOR IMMEDIATE RELEASE                         CONTACT  Andrea J. Keller
May 19, 1998                                           Frederick Brewing Co.
                                                       301-694-7899 ext. 108

                        ADVERTISING IS "PERFECTLY LEGAL"
  Frederick Brewing Co. Launches New Advertising Campaign for Hempen(TM) Beers

FREDERICK, MD -- Frederick Brewing Co. (NASDAQ: BLUE) announced today the launch of its new advertising campaign for Hempen Ale(TM) and Hempen Gold(TM), North America's first beers brewed with hemp seeds.

The work of Baltimore-based agency, The Campbell Group (TCG), the campaign, which consists of print, radio and point-of-purchase materials, mocks the absurd laws on the books across the country with the tagline, "Hempen Ale(TM) and Hempen Gold(TM): It's Perfectly Legal."

In developing the campaign, TCG discovered several hundred actual laws on the books across the country, including an Illinois law that prohibits giving lighted tobacco products to domesticated animals, and California's law against setting a mousetrap without a hunting license. Print ads use the work of "outsider" artists to underscore the campaign's counter-culture message. In addition to the POP, print and radio advertisements, the campaign also includes an under-the-cap promotion that encourages consumers to collect bottle caps and redeem them for prizes.

"The Campbell Group did a terrific job communicating the brand's counter-culture positioning," said Cameron Barry, Frederick Brewing Co. vice president of marketing. The campaign is set to kick-off in San Francisco, where Hempen Ale(TM) and Hempen Gold(TM) have recently begun distribution.

Frederick Brewing Co. revolutionized the craft beer industry with the introduction of Hempen Ale(TM) in April 1997, spawning an entirely new category of craft beers brewed with hemp seeds. One year later, at least five North American breweries have developed similar products.

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In 1997, Hempen Ale(TM) was awarded a bronze medal for brewing excellence in the herb/spice category at the 16th Great American Beer Festival(TM), the nation's largest and most prestigious beer event. Hempen Ale(TM) was also an award-winner at the 1997 Hemp Industries Association conference, where it was recognized by HempWorld magazine for product innovation. Most recently, readers of BarleyCorn's Bay Schooner edition, the Mid-Atlantic's leading beer trade publication, voted Hempen Ale(TM) "New Craft Beer of the Year."

Headquartered in Baltimore, The Campbell Group is an advertising and public relations agency that provides a full range of communications services to its clients, which include Inter-Continental Hotels and Resorts, the Baltimore Area Convention & Visitors Association, National Geographic and Paradise Island Airways. In addition to the Hempen Ale(TM) campaign, The Campbell Group is developing communications for Frederick Brewing Co.'s Blue Ridge(R), Wild Goose(TM) and Brimstone(TM) brands.

Founded in 1992, Frederick Brewing Co. completed a successful initial public offering (IPO) in 1996. In March 1997, the company moved from a converted warehouse to a purpose-built, 57,000 square foot facility. In December 1997, Frederick Brewing Co. merged with two other Maryland microbreweries, Wild Goose Brewery, Inc. of Cambridge, MD and Brimstone Brewing Company of Baltimore, MD, creating the largest craft brewery in the Mid-Atlantic region. Today, Frederick Brewing Co.'s award-winning beers are sold in 31 states and the District of Columbia.

Free public tours and tastings are held at Frederick Brewing Co.'s brewery every Saturday and Sunday at 1:30 p.m. Reservations are not required. Directions are available by calling the brewery at 888-258-7434, visiting the Frederick Brewing Co. website at http://www.fredbrew.com, or referring to the map on the bottom of a six-pack. Downloadable label artwork and brewery photographs are available at http://www.fredbrew.com/prphotos.

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